SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 To
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

COMMERCE ONE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**7372**	**94-3392885**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Market, Steuart Tower
Suite 1300
San Francisco, CA 94105
(415) 644-8700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Beth Frensilli, Esq.
Senior Vice President, General Counsel
and Secretary
One Market, Steuart Tower
Suite 1300
San Francisco, CA 94105
(415) 644-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
N. Anthony Jeffries, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock $0.0001 par value........................	12,554,431 shares	$2.115	$26,552,621.56	$2,148.11

(1) Includes (i) 4,297,748 shares of common stock issuable upon conversion of the Registrant's Series B Preferred Stock, (ii) 2,209,945 shares of common stock issuable upon the exercise of warrants, and (iii) 792,307 shares of common stock, which represents the Registrant's bona fide estimate of the number of shares of common stock that may be issuable upon conversion of Series B Preferred Stock attributable to accrued dividends on the Series B Preferred Stock. Pursuant to Rule 416 under the Securities Act of 1933 this registration statement also covers such number of additional shares of common stock to be issued as a result of stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on a per share price of $2.115, the average of the high and low reported sales prices of the Registrant's common stock on the Nasdaq National Market on August 15, 2003.

(3) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 21, 2004

COMMERCE ONE, INC.

12,554,431 Shares
Common Stock

_____

On June 14, 2000, September 19, 2000 and August 6, 2001 we issued and sold an aggregate of 5,254,431 shares of our common stock to SAP AG in private placements. On July 10, 2003 we completed a private financing in which we issued and sold shares of our Series B Preferred Stock and warrants to purchase shares of our common stock to BayStar Capital II, L.P. These shares of Series B Preferred Stock and warrants are convertible and exercisable into approximately 7,300,000 shares of our common stock, including shares of common stock that we may issue upon the conversion of dividends payable in kind on the Series B Preferred Stock. This prospectus relates to the potential resale from time to time of 12,554,431 shares of our common stock by the selling securityholders identified in this prospectus.

The prices at which the selling securityholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. While we may receive up to approximately $6.0 million upon the exercise of the warrants we issued to BayStar, we will not receive any proceeds from the sale of the shares offered by this prospectus.

This prospectus covers only resales of shares of our common stock, including shares issuable upon conversion of the Series B Preferred Stock, shares that may be issuable upon conversion of Series B Preferred Stock attributable to accrued dividends and shares issuable upon exercise of the warrants. This prospectus does not cover any dispositions of the Series B Preferred Stock or the warrants. The Series B Preferred Stock and the warrants will not be listed on any securities exchange or quoted in any over-the-counter market.

We have filed a concurrent Registration Statement on Form S-3 (File No. 333-114183), which relates to the potential resale from time to time of 7,153,840 shares of our common stock by the selling securityholders identified in such Registration Statement.

Our common stock is quoted on the Nasdaq National Market under the symbol "CMRC". On May 20, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $0.83 per share.

Investment in the securities involves risks. See "Risk Factors" beginning on page 1 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____

The date of this prospectus is May ___, 2004.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling securityholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS

The Company

Commerce One is a technology company that specializes in software and services that allow companies to conduct business more efficiently through business process automation and web service solutions. The goal of our technology, products, and services is to make business processes and interactions more efficient and to automate myriad business functions across a variety of industries. Examples of such business functions include procurement and supplier sourcing functions, spend analysis and various payment and supply chain processes across industries such as automotive, manufacturing, health care and consumer goods. From its inception, Commerce One has focused on providing advanced technologies that help global businesses collaborate with their partners, customers and suppliers over the internet.

We were founded under the name DistriVision Development Corporation in 1994. In March 1997, we changed our name to Commerce One, Inc. and in March 1999 we reincorporated from California to Delaware. In July 2001 we reorganized into a holding company structure. Our principal executive offices are located at One Market, Steuart Tower, Suite 1300, San Francisco, California 94105. Our telephone number is (415) 644-8700. Our website is www.commerceone.com. Information contained in our website is not a part of this prospectus.

Risk Factors

You should carefully consider the risks described below before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones facing Commerce One. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or our results of operations could be seriously harmed. If that occurs, the trading price of our common stock could decline, and you may lose part or all of your investment.

If we are not able to raise additional capital, we encounter larger than anticipated expenses, or our revenues do not meet our expectations, our cash position may not be sufficient to sustain our business operations through 2004.

As of March 31, 2004, we had approximately $10.2 million in cash and cash equivalents, restricted cash and investments. Of this amount, approximately $9.0 million represented unrestricted cash and short-term investments that we can use to fund operations. Because our business operations currently use more cash than is generated, the cash used each quarter substantially reduces the cash available to fund our continuing operations and future capital requirements. Although we expect that our cash outflows will decrease as a result of our continuing expense reduction efforts, we will continue to have significant negative cash flows from operations.

In October 2003, we took additional steps to reduce our operational expenses, including further reductions in force. We believe that these actions, along with our planned cash collections and other expected cash inflows, will allow us to fund our operations through 2004. However, if we encounter unexpected expenses, we do not receive our expected cash collections or other cash inflows, or our revenues do not meet our expectations, we may not have sufficient funds to sustain our operations through the 2004 calendar year.

We believe that we will need to increase our revenues and/or raise additional capital to meet our liquidity and capital needs beyond 2004. As announced previously, the Company has retained Broadview International LLC to evaluate various strategic alternatives. Previously, we announced that we were considering the sale of our Supplier Relationship Management (SRM) applications. Although no assurance can be provided that such sale will not occur and plans and expectations are inherently uncertain, the Company is not currently actively pursuing the sale of such applications. Our $5.0 million promissory notes with ComVest and DCC Ventures (the "ComVest Notes") are secured by, among other things, our SRM applications and a $2.0 million note from eScout LLC issued to us in conjunction with the sale of our CommerceOne.net assets to eScout in January of 2003. We will need to repay the ComVest Notes at their maturity date in March 2005. The eScout note is due to be paid to us in January 2005 and the proceeds will need to be used for repayment to ComVest at such time pursuant to the terms of our agreement with Comvest, if the ComVest Notes have not yet been repaid.   In addition, pursuant to the terms of a real estate settlement with PeopleSoft, Inc., our former landlord in Pleasanton, California, we owe Peoplesoft $2.1 million on February 22, 2005 ("PeopleSoft Note").   As a result of these debt obligations, we believe that we will need to raise up to an additional $7.0 million in order to meet our $7.1 million repayment obligations on the PeopleSoft Note and the ComVest Notes which are due in February 2005 and March 2005, respectively. We believe that these amounts, in conjunction with our expected revenues, will provide us with sufficient cash to fund our operations through June 30, 2005.   However, if actual revenues fall short of our expectations, we believe that we will need to raise approximately an additional $2.0-5.0 million to fund our operations through June 30, 2005. In addition, we cannot currently estimate our specific financing needs beyond June 30, 2005, but may need to raise additional financing at that time. Further, to the extent that we may be required to redeem our shares of Series B Preferred Stock or repay the ComVest Notes sooner than expected, we will need to raise additional financing or take other actions to secure additional capital. We may seek to raise additional capital through, among other things, potential asset sales, additional equity or debt financings, or some combination of these. The current unfavorable market for equity or debt financing makes it increasingly difficult to raise additional funding. In addition, the rights of our Series B Preferred Stock holder, BayStar, may discourage other potential investors and diminish our ability to obtain additional financing. If our revenues do not meet our expectations, we are unable to obtain additional financing, or we encounter expenses or cash outlays that are larger than expected, our remaining cash reserves may not be sufficient to sustain our operations through 2004 or beyond.

In addition, our Series B Preferred Stock will become redeemable on July 5, 2004 unless we are able to have declared effective and maintain the effectiveness of a registration statement covering the resale of underlying common stock. It will also become redeemable if our common stock is delisted from the Nasdaq National Market and we are unable to list it on the Nasdaq SmallCap Market. We do not currently meet the listing requirements of either the Nasdaq National Market or Nasdaq SmallCap Market. If the holders of our Series B preferred stock should exercise such redemption right, we will not have sufficient cash to cover such redemption. If we do not have sufficient cash to redeem our Series B preferred stock, we may need to pursue other various actions such as seeking additional financing, selling some or all of our assets, dramatically reducing or discontinuing some or all of our operations, renegotiating the terms of the Series B preferred stock or filing for bankruptcy protection. We cannot assure you, however, that we will be able to successfully raise additional financing, renegotiate the terms of our preferred stock or successfully take the other actions described above. Further, even if we are able to redeem our Series B preferred stock, we may not have sufficient additional capital resources to continue our operations. If we do file for bankruptcy protection, there can be no assurance that we can effectively reorganize under Chapter 11 of the Bankruptcy Code or that we would be able to generate sufficient proceeds from a liquidation under Chapter 7 of the Bankruptcy Code to pay all of our creditors or provide any proceeds to our stockholders.

Our continued viability largely depends upon the success of our new Commerce One Conductor™ platform and our efforts to increase revenues from our SRM applications and services.

As our business model has moved toward enterprise software solutions (i.e., sales to companies for their own internal use) and away from our historical focus on electronic marketplaces, we have developed a new composite application platform, called Commerce One Conductor. The Commerce One Conductor platform was released for general availability in March of 2003. The Commerce One Conductor platform and related solutions have been the primary focus of Commerce One's development and sales efforts, and our continued viability as a company depends in part upon our ability to release and deliver the products in a timely fashion and to establish a market for this relatively new category of products which may be perceived to depart from Commerce One's historical focus. Given the ongoing downturn in enterprise technology spending, the complexity and youth of our new technology, and the intense competition among enterprise software providers, our ability to generate a significant and sustainable market demand for our new solutions is uncertain. We also face concern from existing and potential customers as to our ongoing viability and our ability to provide long-term product support, which further inhibits our ability to sell our products. During 2003, revenues from sales of the Commerce One Conductor platform represented a relatively small percentage of our license revenues, and we have continued to experience long sales cycles. In addition, in the quarter ended March 31, 2004, almost all of our revenues related to our SRM products and services and did not relate to Conductor sales. If we do not sell a significant number of licenses for our new Commerce One Conductor platform in the future, our revenues, and hence our business, will be significantly harmed.

In addition to our efforts to sell our Commerce One Conductor solution, we also plan to focus our sales efforts going forward on our SRM applications. In our most recent filings, we indicated that we were considering the sale of our Supplier Relationship Management (SRM) assets to generate additional necessary working capital. While there can be no assurance that we will not sell these assets in the future, we are not currently actively looking to sell our SRM assets. Currently, we plan to continue generating revenue through the direct license sales of SRM products and related services in conjunction with our direct license sales efforts relating to the Conductor platform. Our continued viability is in part dependent on our ability to generate increasing revenues through sales of SRM products and services. SRM revenues have been declining during the past 12 months and customers have been discontinuing maintenance services for such products as we shifted our focus away from such products and towards the Commerce One Conductor platform. We now plan to dedicate sales efforts focused on our SRM applications and we are creating a product development plan to enhance the SRM products. However, there can be no assurance that such efforts will increase our license or services revenues related to our SRM products. If we are unable to increase such revenues, our viability will be significantly harmed.

In addition, we depend on strategic relationships with certain technology providers for important functionality in our Commerce One Conductor platform and SRM applications. Some of these technology providers are relatively new and have limited operating histories. While our agreements with these providers contain various provisions protecting Commerce One's interests, there can be no guarantee that this technology will remain available to us on reasonable terms, if at all, in the long term. If we cannot maintain these relationships on reasonable terms, it may be difficult or costly to replace such technology, and our revenues and hence our business may be harmed.

If we breach certain covenants we have made to BayStar in connection with their purchase of Series B Preferred Stock, including without limitation having our registration statement on Form S-3 declared effective on or before July 2, 2004 and maintaining our listing on either the Nasdaq National Market or SmallCap Market, or upon a change of control, we may be required to redeem the Series B Preferred Stock they have purchased which we may not have the cash or liquidity to do.

If we do not timely convert shares of Series B Preferred Stock into common stock when requested, timely file, have declared effective and maintain the effectiveness of the registration statement on Form S-3 filed on August 22, 2003 covering the resale of the common stock underlying the Series B Preferred Stock, maintain the listing of our common stock on either the Nasdaq National Market or the Nasdaq SmallCap

Market, or if we consummate a change of control (including a merger, acquisition or sale of all or substantially all of our assets), then BayStar may be able to require us to redeem all of the Series B Preferred Stock. The redemption price of this stock would be equal to the greater of 120% of the original purchase price plus any accrued and unpaid dividends or the value of the Series B Preferred Stock on an as-converted-to-common stock basis based on the closing bid price of our common stock on the day prior to the default or change of control. As of March 31, 2004, the estimated redemption price would have been approximately $12,685,000. We initially filed our registration statement on Form S-3 on August 22, 2003, have since amended the filing in response to various comments from the SEC, and the registration statement has not yet been declared effective as of the time of this filing. The registration statement is subject to additional comments from the SEC and ensuring that it becomes effective is not entirely within our control. If the registration statement does not become effective on or prior to July 2, 2004, then BayStar may exercise the redemption right described above. Further, we currently do not meet the listing requirements of the Nasdaq National Market or the Nasdaq SmallCap Market. If we are unable to regain compliance with or obtain temporary relief from the Nasdaq National Market listing requirements, the Nasdaq National Market may decide to delist our common stock. If we are delisted from the Nasdaq National Market and are unable to transfer to and maintain a listing on the Nasdaq SmallCap Market, BayStar may also exercise its redemption rights.

In the event that BayStar chooses to exercise its redemption rights, we will not have the cash or liquidity to redeem such stock and our ability to fund our ongoing operations could be severely damaged. Further, in the event we were to consummate a transaction that constitutes a change of control, BayStar may choose to require us to redeem its shares at a premium as described above. If we do not have sufficient cash to fund our operations due to BayStar's exercise of its redemption right, we will need to pursue other alternatives such as the sale of some or all of our assets, dramatically reducing or discontinuing some or all of our operations or filing for bankruptcy protection. If we do file for bankruptcy protection, there can be no assurance that we can effectively reorganize under Chapter 11 of the Bankruptcy Code or that we would be able to earn sufficient proceeds from a liquidation under Chapter 7 of the Bankruptcy Code to pay all of our creditors or provide any proceeds to our stockholders.

Our stock could be de-listed by the Nasdaq Stock Market's National Market and the Nasdaq SmallCap Market, which could cause a decline in our stock price, hinder our stockholders' ability to trade their shares, undermine our ability to raise capital and permit the holders of our Series B Preferred Stock to redeem their shares.

We do not currently meet the listing requirements of the Nasdaq National Market. Under these listing requirements, we are among other things required to have stockholders' equity of at least $10 million or a market capitalization of at least $50 million. As of March 31, 2004, we had negative stockholders' equity and as of May 20, 2004, we had a market capitalization of approximately $30.4 million. If we are unable to regain and maintain compliance with the listing requirements of the Nasdaq National Market, or obtain temporary relief from these requirements, and the Nasdaq National Market decides to delist our common stock, we will consider other alternatives, including applying for listing on the Nasdaq SmallCap Market, the NASD's OTC Bulletin Board or the "pink sheets." If we were to be de-listed from the Nasdaq National Market, it could make our stock more difficult to trade, reduce its trading volume, and further depress our stock price. De-listing could also weaken our ability to secure financing in the capital markets, which could materially impact our business operations and financial condition.

Listing on the Nasdaq SmallCap Market would require us to maintain stockholders' equity of at least $2.5 million, maintain a market capitalization of at least $35 million or obtain temporary relief from these requirements. As of May 20, 2004, our market capitalization was $30.4 million and, as a result, we do not currently meet the listing requirements of the Nasdaq SmallCap Market. If we are unable to transfer to the

Nasdaq SmallCap Market and maintain a listing there, the holders of our Series B Preferred Stock would also have a right to redeem their shares.

Further, if the market price of our common stock were to trade below one dollar for thirty consecutive trading days, and did not trade at or above one dollar per share for ten consecutive trading days during the following 180 calendar days, our stock could be de-listed. The closing bid price of our common stock on May 20, 2004 was $0.81 per share. If we implement another reverse split in the future in an attempt to increase the per share price of our common stock, the volatility of our stock could increase significantly because a second reverse split would severely reduce the number of our shares in the market and magnify the effect of large sales or purchases of our stock.

Our executive officers and certain key personnel are critical to our business and if one or more of these officers and key personnel leave us, we may not be able to compete effectively and meet our operating goals.

Our future success depends upon the continued service of our executive officers and other key personnel, and none of these individuals is bound by an employment agreement for any specific term. In addition, our ability to retain key personnel could be impacted by our various cost-cutting measures and continued workforce reductions. Any of these officers or employees may leave our organization in the future. In particular, the services of Mark Hoffman, our Chairman of the Board, Chief Executive Officer and President would be difficult to replace. In addition, our Chief Financial Officer, Charles Boynton, will be resigning from his position. Currently, Mr. Boynton's expected departure date is approximately May 31, 2004. We have retained Todd Hagen, an Interim CFO, to replace Mr. Boynton. Locating and educating a new CFO will require management time and resources and may disrupt our operations. We may also have difficulty executing our CFO transition plan successfully as a result of new regulatory requirements mandated by the Sarbanes Oxley Act. In particular, the SEC's new rules related to internal controls over financial reporting and management's assessment of the effectiveness of these controls may be more difficult to comply with. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition may be seriously harmed.

Our limited operating history and a history of losses may limit our ability to raise additional capital, sell our products and services and fund continued operations.

We have not been profitable in our recent history and as of March 31, 2004, we had an accumulated deficit of $3.7 billion. We will need to generate significant additional revenues to avoid losses in the future. If we do not decrease our losses in the future, our business may suffer in a number of ways, including increased difficulties in obtaining additional capital, selling our products and services (since nearly all customers require future support) and funding our continued operations.

The current downturn in general economic conditions and current global unrest may decrease our revenues.

The current recession and uncertainty in global economic and market conditions have decreased and may continue to decrease demand for our products and services. If the current economic downturn continues or worsens, our business, financial condition and results of operations could be seriously harmed. In addition, the September 11, 2001 terrorist attacks in the United States, the subsequent U.S. military operations abroad, and potential future related events may adversely affect our business. Primarily as a result of economic conditions, spending on enterprise software has been dramatically reduced across industries. As a result, we have experienced decreased demand and may continue to experience decreased demand for our products and services. In addition, the economic downturn has made it increasingly difficult for companies, in particular technology companies, to raise capital. If general economic conditions do not improve, we may not be able sufficiently increase revenues or raise capital to continue operations, regardless of our operating expense reductions and the introduction of new products.

Fluctuations in our quarterly results may cause our stock price to decline and make it difficult for us to forecast quarterly revenue and operating results.

Our quarterly results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. It is likely that our results in one or more future quarters may be below the expectations of securities analysts and investors. In that event, the trading price of our common stock almost certainly would decline.

We are required by generally accepted accounting principles to adjust the warrant liability reflected in our balance sheet at March 31, 2004, to fair value at the end of each quarter and record a charge or a benefit in our statement of operations for the amount of the adjustment. The fair value of our warrant liability could fluctuate significantly based on changes in the value of our common stock and other factors which are outside of our control, which could result in significant fluctuations to our quarterly results.

Additional factors that may affect our quarterly results include the following:

- the timing of introductions or enhancements of our products and services or our competitors;

- the demand for and the price that customers are willing to pay for our new and unproven products and related services, particularly the Commerce One Conductor platform and related product offerings that are the primary focus of our future sales efforts;

- market acceptance of our new products;

- the mix of products sold by us;

- changes in our pricing policies or our competitors;

- changes in our sales incentive plans;

- our sales cycles are relatively long, often six months or longer, and may result from delays in the budgeting cycles of our customers that are difficult to predict;

- nonrenewal of our maintenance agreements, which generally automatically renew for one-year terms unless earlier terminated by either party upon 90-days notice;

- product life cycles;

- changes in strategy, such as our change in focus from our SRM and electronic marketplace products to our new Commerce One Conductor platform;

- seasonal trends;

- the mix of distribution channels through which our products are sold;

- the mix of international and domestic sales;

- the rate at which new sales people become productive; and

- changes in the level of operating expenses to support projected growth.

Due to these and other factors, it is difficult to accurately forecast our quarterly revenues and operating results. We believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely upon them as any indication of our future performance.

Our restructuring initiatives and divestitures may not reduce our operating expenses sufficiently and could result in business distractions or negative market perception that reduce our ability to close revenue transactions.

We implemented restructuring plans throughout 2002 and 2003. The primary objectives of our restructuring plans have been to reduce our operating expenses and to focus on new products. We also implemented certain strategic initiatives designed to strengthen our operations. These plans include without limitation, reductions in our workforce and facilities, improved alignment of our organization around our core business objectives and realignment of our sales force, professional services and general and administrative functions. Workforce reductions temporarily impact our remaining employees, including those directly responsible for sales or services, which may affect their productivity and hence, our future revenues. In addition, the failure to retain and effectively manage remaining employees could increase our costs and hurt our development and sales efforts.

In addition, in early 2003, we divested certain services operations, including CommerceOne.net, our hosted services offering, and we may engage in similar divestitures in the future. While we believe that such divestitures benefit us by reducing overall costs and allowing us to focus on our core business objectives, such divestitures reduce overall revenue in the short term. Additionally, divestitures could cause disruption for our remaining and transitioning employees, reducing overall productivity. Workforce reductions, strategy changes and divestitures also can affect our ability to close revenue transactions with our customers and prospects. For example, as we have shifted our focus to our new Commerce One Conductor™ platform, we face concerns from current and potential customers of our SRM solutions about our ongoing support and maintenance of those products, which can hinder sales opportunities for such products. Failure to achieve the desired results of our restructuring initiatives and divestitures could harm our business, operating results and financial condition.

Sales of a substantial number of shares of our common stock by certain of our stockholders could cause the market price of our common stock to decline and make it more difficult for us to raise financing.

A substantial percentage of our outstanding common stock is held by SAP AG and Ford Motor Company. We believe that SAP continues to beneficially own approximately 20% of our outstanding common stock. SAP is currently subject to only limited restrictions on its ability to sell its shares. We believe that as of May 10, 2004, Ford Motor Company owned 1,440,000 shares of our common stock, or approximately 3.9% of our outstanding common stock. The contractual restrictions on the ability of Ford to sell its shares terminated on December 8, 2003. The contractual restrictions on SAP's ability to sell its shares effectively prohibit SAP from transferring more than 50% of its shares in open market transactions prior to June 28, 2004, and any transfers it may make are subject to certain other limitations on open market sales and transfers to persons who after the transfer will hold in excess of 10% of our voting power. In addition, these stockholders possess certain registration rights that will, in certain circumstances, require us to register these stockholders' resale of their shares.

In July 2003, we issued 100,000 shares of Series B Preferred Stock to BayStar that are initially convertible into approximately 4,297,748 shares of our common stock. The number of shares of common stock issuable upon conversion of the Series B Preferred Stock may increase over time pursuant to the dividend payments. We also issued to BayStar warrants to purchase an additional 2,209,945 shares of our common stock. We filed a registration statement on Form S-3 with the SEC on August 22, 2003 to register the resale of the common stock issuable upon conversion and exercise of these securities. Furthermore, SAP has exercised its right to have the resale of 5,254,431 shares of our common stock included in this registration statement, which SAP could sell subject to the contractual limitations described above. Once this registration statement is declared effective by the SEC, BayStar may decide to convert some or all of the Series B Preferred Stock into common stock, and such common stock would be freely tradable in the public market.

In addition, in December, we issued secured promissory notes to ComVest Investment Partners II LLC and DCC Ventures, LLC that are potentially convertible into a maximum of 4,085,346 shares of our common stock. In connection with this transaction, we also issued warrants to purchase an aggregate of 2,568,494 shares of our common stock to ComVest and DCC Ventures which they have fully exercised. We filed a registration statement on Form S-3 with the SEC on April 5, 2004 to register the resale of the shares of common stock issued to ComVest and DCC Ventures, upon exercise of the warrants and potentially issuable upon conversion of their promissory notes. In addition, BayStar required us to include in this registration statement 500,000 shares of our common stock issued to BayStar in March 2004. As a result, these stockholders may be able to sell a significant number of shares of our common stock on the open market in a short period of time. These sales, or the perception that these sales may occur, could cause the market price of our common stock to decline and could make it more difficult for us to raise equity financing in the future.

If we ever liquidate Commerce One, outstanding shares of Series B Preferred Stock will receive a liquidation preference over our common stock and, if proceeds are not sufficient to pay the entire liquidation preference, holders of common stock may not receive anything.

If we ever liquidate Commerce One, the outstanding shares of Series B Preferred Stock will receive a liquidation preference over our common stock. The Series B Preferred Stock liquidation preference per share is equal to the greater of the initial purchase price plus any accrued and unpaid dividends (or an aggregate of $10 million plus any accrued and unpaid dividends based on the current outstanding shares of Series B Preferred Stock) or the value of the Series B Preferred Stock on an as converted to common stock basis plus any accrued and unpaid dividends. The liquidation preference reduces the amount of proceeds available to the holders of our common stock in a liquidation of the company's assets and, if the proceeds are not sufficient to pay the entire liquidation preference, there may not be any proceeds available for the holders of common stock following such liquidation.

Certain of our assets used to secure our recently issued promissory notes to ComVest and DCC could be jeopardized if we are unable to pay the notes in accordance with their terms.

On December 31, 2003, we issued secured promissory notes in the aggregate principal amount of $5 million to ComVest Investment Partners II LLC and DCC Ventures, LLC in a private placement with a maturity date of March 31, 2005. The notes are secured by certain assets related to our SRM business and certain promissory notes issued to us by eScout LLC in the aggregate principal amount of $2,000,182. We may prepay the notes at any time without penalty or premium. The notes must be prepaid in the event that we sell our SRM business, the assets related to our SRM business and/or the promissory notes issued to us by eScout or raise additional debt or equity financing. The notes will mature early if we are acquired, sell all or substantially all of our assets, undergo a change of control, or one business day prior to the date on which we pay all or substantially all amounts outstanding under a promissory note payable to PeopleSoft. In the event we fail to pay the notes in accordance with their terms upon maturity, upon an event of default, or upon a merger, sale or change of control of the Company, or the sale, transfer or disposition of all or substantially all of the Company's assets (other than the sale of the Company's SRM assets), ComVest and DCC Ventures may convert their notes into shares of our common stock equal to the number obtained by dividing the then-outstanding principal amount of such notes, together with all accrued but unpaid interest thereon, by the conversion price, subject to adjustment for stock splits, stock dividends, reclassifications and the like. The conversion price per share is equal to 90% of the average closing bid price for the 5 trading days immediately following the later of the date of such event and the date of issuance of any press release announcing such event.

If we are unable to increase revenues generated from license fees, our gross margins will decline.

In most cases, our license revenues have a higher gross margin percent than our services revenues. Our services revenues represented a significant percentage of total revenues in the first quarter of 2004, constituting 90% of total revenues. To the extent that services revenues continue to increase as a percentage of our total revenues, our overall gross margin will continue to decline. If we are not successful in increasing revenues from license fees, or we are not successful in increasing the gross margin of our services fees, our overall gross margins will suffer. For example, we had expected that most of our license revenues in 2003 would be derived from the sale of our new Commerce One Conductor™ platform, which was released for general availability in March of 2003 and remains largely untested in the market. As it turned out, we did not generate significant license fees from the sale of the Conductor product in 2003. For example, we announced in October 2003 that our expected license revenues for the third quarter were 70% lower than we had previously forecasted in July 2003. If we are not able to generate significant license fees from our new solutions, our gross margins will suffer. Our expenses related to the cost of licenses sold are relatively fixed in the near term, and if our license revenues continue to decline any further, such a decline would have a disproportionately adverse impact on our gross margins reported in the near term.

Managing operations in a changing environment could strain our management and cause our operations to suffer.

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. In 1999 and 2000, we experienced significant growth in our workforce and expenditures, followed by a significant decline in 2001, 2002 and 2003. These changes place a strain on our managerial resources and make planning more difficult. While we manage these rapid changes, we must also compete effectively and manage our operations by maintaining and enhancing our financial and accounting systems and controls, integrating new and existing personnel and managing operations with fewer personnel. If we cannot effectively manage and plan in this rapidly changing environment, our operations will suffer.

We may experience difficulty collecting on our accounts due to the nature of some of our customers.

Some of our customers are small emerging growth companies with limited credit operating histories that are operating at a loss and have limited access to capital. With the significant downturn in the economy and uncertainty relating to the prospects for near-term economic growth, some of these customers represent a credit risk. In addition, a small number of our customers historically have accounted for a significant amount of our accounts receivable. At March 31, 2004, no customer accounted for 10% or more of our gross accounts receivable balance. If our customers experience financial difficulties or are otherwise unable to pay us amounts owed, we may have difficulty collecting on our accounts receivable and may need to institute litigation in an attempt to collect such amounts. Even if we instituted such litigation, we cannot be assured that we would collect such amounts. If we are unable to collect our accounts receivable, our cash position would suffer materially.

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if these internal controls over financial reporting are not effective, our business could suffer.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required during 2004 to perform an evaluation of our internal controls over financial reporting and have our auditor publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet prepared the evaluation. Compliance with these requirements is expected to be expensive and time-consuming. If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives. For example, a company's operations may change over time as the result of new or discontinued lines of business and management must periodically modify a company's internal controls and procedures to timely match these changes in its business. In addition, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and company personnel are required to use judgment in their application. While we believe that our internal controls over financial reporting currently provide reasonable assurance of achieving their control objectives, no system of internal controls can be designed to provide absolute assurance of effectiveness. A material failure of internal controls over financial reporting could materially impact our reported financial results and the market price of our stock could significantly decline. Additionally, adverse publicity related to a material failure of internal controls over financial reporting would have a negative impact on our reputation and business.

In the event the purchasers of our convertible promissory notes and warrants in December 2003 were deemed to have the right to rescind the purchase of the notes and warrants, we could effectively be required to redeem the notes sooner than their March 2005 maturity date.

In the event that our issuance of $5.0 million of convertible promissory notes and related warrants in December 2003 were deemed to be integrated with this pending registration statement covering the resale of securities sold in July 2003, it is possible that the issuance of the notes and warrants would not be viewed as a valid private placement under the Securities Act of 1933 and related rules and regulations. If this were found to be the case, the purchasers of the notes and warrants would potentially have the right to rescind their purchases. Such rescission may require us to redeem the notes at their face amount of $5.0 million, and the related warrants for their aggregate purchase price of $100, together with interest. To the extent that the purchasers were to make such a claim and prevail in a timely fashion, we could effectively be required to redeem the notes sooner than their existing March 2005 due date. To date, however, none of the purchasers of the notes and warrants have sought to rescind their purchases or indicated any intention to do so. In addition, if such claims were made, we believe that we would have meritorious defenses to these claims.

If we are not able to retain essential personnel, we may not be able to meet our operational goals.

Our future performance depends on the continued service of certain key employees. Our ability to retain key employees is becoming more difficult given the decline in our business, the drop in our stock price, our prolonged and ongoing cost-cutting measures, and overall employee concerns about our ongoing viability. This is of particular concern in our Engineering group, where a relatively small number of employees have control over, and knowledge of, our source code and product information. To the extent we replace any employees who resign, those new hires may require extensive training before they achieve effective levels of productivity. If we fail to retain our key employees or to attract other highly qualified personnel, our business will suffer.

Our significant reductions in our professional services group may hinder our ability to sell our products and may cause us to depend more heavily upon creating relationships with third-party systems integrators to support our new solutions.

Our success depends upon the acceptance and successful implementation and integration by our customers of our products. We have implemented reductions in our workforce throughout 2001, 2002 and 2003, which included significant reductions in our professional services headcount. While we believe that these actions were necessary in order to reduce operating expenses and to realign our organization to focus on our core products, these reductions may be perceived negatively by potential customers who require integration services in connection with the purchase of a product license and may therefore hinder our ability to sell our products. As a result of these downsizings, and/or due to existing relationships between our customers and third party systems integrators, our current and potential customers often rely on third-party systems integrators such as Accenture, EDS, Computer Sciences Corporation, IBM and others to develop, deploy and manage their composite management platforms and solutions. We, and our customers, will need to continue to rely on these systems integrators, particularly in light of the recent downsizings of our Global Services division, which competes with these systems integrators to some extent. Thus far, systems integrators are largely unfamiliar with our Commerce One Conductor™ platform, as it is a new product that was released in March 2003. If we are unable to generate support of our new solutions from large systems integrators, particularly our Commerce One Conductor™ platform, or if any of our customers or suppliers are unable to successfully integrate our solutions, our business, operating results and financial condition could suffer.

In addition, we cannot control the level and quality of service provided by our current and future third-party integrators. While our agreements with those integrators normally include provisions designed to ensure quality, those provisions are often difficult to enforce and cannot guarantee acceptable quality in all cases. If our customers experience quality problems arising from installation of our software by these third parties, we may experience negative customer reactions, adverse publicity, or even legal claims. If such problems are significant, our reputation, financial condition and ultimately our business may be harmed.

Our services revenue and operating results will suffer if we are not able to maintain our prices and utilization rates for our professional services, as well as our pricing for our support and maintenance services.

The rates we are able to charge for our professional services and the utilization, or chargeability, of our professional services organization are a large component of our overall gross margin, and therefore our operating results. Accordingly, if we are not able to maintain the rates we charge for our professional services or an appropriate utilization rate for our professionals, we will not be able to sustain our gross margin and our operating results will suffer. When we introduced our new Commerce One Conductor™ platform, we entered into arrangements with a limited number of "early adopter" customers (customers who agreed to use the beta form of the product) where certain of our services are offered without charge or at significantly reduced fees, reducing our overall gross margins. If we are unable to replace those limited offerings with substantial services projects at our normal rates, then our services revenues, utilization rates and gross margins from services will suffer. The rates we are able to charge for our professional services are affected by a number of factors, including our customers' perceptions of our ability to add value through our professional services, competition, the introduction of new services or products by us or our competitors, the pricing policies of our competitors, and general economic conditions. Our utilization rates are also affected by a number of factors, including seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations, our ability to transition employees from completed projects to new engagements, our ability to forecast demand for our professional services and thereby maintain an appropriate headcount, and our ability to manage attrition. If we are unable to maintain our prices and utilization rates for our professional services, our margins and our operating results will be harmed.

We also have licensed source code to certain customers for some of our products for limited purposes. Although those source code license sales have generated short-term revenue, in the longer term they will reduce our services revenue stream because those customers have less need for customer support or professional services. If, over the long term, we cannot generate enough license sales to offset this lost services revenue, our business will suffer.

In addition, maintenance and support services represent a significant component of our services revenues. As we have shifted our focus to our Commerce One Conductor platform, certain of our maintenance and support customers have reduced, cancelled or otherwise renegotiated terms for the provision of our support and maintenance services for our SRM or marketsite-focused products. As a result, some of these customers have reduced these services—which has reduced our overall support and maintenance revenues—and/or migrated to shorter-term payments, which affects the stability of those revenues. If we are unable to replace this revenue with support and maintenance revenue from our Commerce One Conductor™ platform product on our standard maintenance payment terms, our services revenue and operating results may suffer.

Our strategy of outsourcing development and maintenance of certain products to an offshore partner may not achieve the desired cost reductions or other expected results and could reduce the quality of our products or increase the chance of infringement of our intellectual property rights.

In the course of restructuring initiatives during 2002 and in early 2003, we reduced our engineering headcount significantly. In early 2003, we entered into an outsourcing agreement with Satyam Computer Services Limited, a software development firm located in India, to perform product development work for certain of our software applications. Although we have significantly scaled back our product development efforts, we may continue to use Satyam occasionally in the future. While we have implemented various quality control measures in our outsourcing agreement with Satyam, we cannot guarantee the level and quality of service it will provide. If Satyam does not provide the expected results, our customers may experience quality problems and we may experience negative customer reaction, adverse publicity, or even legal claims. If such problems are significant, our reputation, financial condition and ultimately our business may be harmed.

Additionally, providing broad access to our software code and related intellectual property to an offshore entity increases the opportunity for infringement of the patent, trademark, copyright and trade secret rights in our software products. This is particularly true as a significant portion of the development work is performed in India, where intellectual property protections differ from those in the United States and may be difficult to enforce. If our intellectual property rights are infringed, we may need to engage in costly litigation efforts to enforce such rights. As a result, our financial condition and business may be substantially harmed.

Our industry is highly competitive and has low barriers to entry, and we cannot assure you that we will be able to compete effectively.

Because the market for composite process management solutions is extremely competitive, we may suffer a loss of business and a reduction in the prices we can charge for our products and services. We have experienced competitive price pressure over the last two years and the average license fee for our products has decreased substantially over time due to the economic downturn and the shift of our focus to the highly competitive market of enterprise software applications. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. There are relatively low barriers to entry in the composite process management market, and competition from other established and emerging companies may develop in the future. In addition, our customers and partners may become competitors in the future. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and a decrease or loss of our market share, any of which could harm our business, operating results or financial condition. Our competitors include webMethods, Inc., BEA, See Beyond, and other enterprise application integration (EAI) vendors, as well as other companies with web services offerings such as IBM, Microsoft, SAP AG, and Oracle Corporation, among others. Our Global Services division competes against many consulting companies, including many of our integration partners. Certain of these competitors jointly offer composite process management and web services solutions to potential customers. These joint efforts could intensify the competitive pressure in our market. Many of our competitors, and new potential competitors, may have a longer operating history, larger technical staffs, larger customer bases, more established distribution channels and customer relationships, greater brand recognition and greater financial, marketing and other resources than we have. In addition, competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance, or that have significantly improved functionality as compared to our existing and future products and services. The solutions offered by competitors may be perceived by buyers and suppliers as superior to ours.

Our revenues may not grow if we cannot resell our products through strategic relationships.

We have established limited strategic relationships with companies that resell and distribute our products to our customers, primarily in international locations. This strategy is unproven and, to date, some of our partners have been unsuccessful in reselling our products. Unless we are able to sell more of our products through resellers, our revenues and our business will continue to suffer.

Our efforts to reduce expenses by closing foreign operations have been hindered by employment laws in some of those locations.

As part of our ongoing effort to manage our expenses and improve our financial condition, we have chosen to reduce and/or cease operations in a number of foreign locations. While those reductions and closures may be advantageous in the long run, the short-term costs have been significant in some of those locations due to restrictive employment laws and the relatively high cost of severance payments. Given the high cost of scaling back our international operations, we cannot assure you that we will ever realize the financial benefit of taking those steps, which have had, and may continue to have, negative consequences on our near-term financial condition through at least the first half of 2004.

Because our business remains partially international, we continue to face numerous obstacles in other countries that increase our costs to do business.

A portion of our sales are made to customers in foreign countries. International business involves inherent difficulties and costs that may affect us or adversely affect our business or results of operations, including:

- longer payment cycles and greater difficulty in collecting accounts receivable;

- difficulties in servicing foreign customers after closing all of our foreign offices;

- the impact of recessions in economies outside the United States;

- the impact of different employment laws in other countries, including without limitation laws providing for significant severance payments and benefits under certain circumstances;

- the global impact of armed or political conflicts;

- political instability;

- price controls or other restrictions on foreign currency;

- potentially harmful tax consequences, including withholding tax issues;

- fluctuating exchange and tariff rates;

- difficulty in protecting intellectual property;

- difficulties in obtaining export and import licenses;

- delays, difficulties and expenses associated with discontinuing operations in certain countries;

- foreign antitrust regulation; and

- inadequate technical and other infrastructure.

We also have only limited experience in marketing, selling, implementing and supporting our products and services outside the United States. These difficulties may adversely affect our business.

Product liability claims or other claims regarding the performance of our products or the nature of our services may harm our reputation, increase our costs, or decrease our revenues.

We may be subject to product liability claims or other claims regarding the performance of our products, even though our license agreements typically seek to limit our exposure to such claims, because the contract provisions of our license agreements may not be sufficient to preclude all potential claims. Similarly, we design, develop, implement and manage solutions that are often crucial to the operation of our customers' businesses. Customers who are not satisfied with these services could bring claims against us for substantial damages. Additionally, our general liability insurance may be inadequate to protect us from all liabilities that we may face. The successful assertion of one or more large claims that are uninsured, exceed insurance coverage, or result in changes to insurance policies, including premium increases, could have a material adverse effect on our business, financial condition or results of operations. We could be required to spend significant time and money litigating these claims, or, where necessary, pay significant damages. Such claims could also result in lost revenues, adverse publicity and negative customer reaction. As a result, any claim, whether successful or not, could harm our reputation, operating results, financial condition and ultimately our business.

If third parties claim that we infringe upon their intellectual property rights, our ability to use certain technologies and products could be limited and we may incur significant costs to resolve these claims.

Our business depends upon intellectual property, and litigation regarding intellectual property rights is common in the Internet and software industries. Intellectual property ownership issues may be complicated by the fact that our Global Services division has often developed intellectual property for its clients and, in order to carry out projects, frequently receives confidential client information. If an intellectual property infringement claim is filed against us, we may be prevented from using certain technologies and may incur significant costs to resolve the claim. In addition, we generally indemnify customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We or our customers may not be able to obtain necessary licenses from third parties at a reasonable cost, or at all.

Because the protection of our proprietary technology is limited, our proprietary technology could be used by others, which could increase our competition and lead to costly litigation.

Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have five issued patents to date. We may not be able to protect our intellectual property rights adequately in the United States or abroad. In particular, we sometimes license the use of the source code to certain of our applications to our customers on a limited basis. We also have an outsourcing agreement with Satyam Computer Services Limited, an offshore entity, which allows Satyam entity broad access to certain of our applications. While we have included many contractual provisions in our agreements designed to limit the use of such code and to protect our intellectual property rights, we cannot assure you that such protections are sufficient to prevent infringement. In addition, some countries outside the United States have less stringent protections on intellectual property and our rights may be difficult to enforce in such jurisdictions. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition.

Our participation in organizations creating web services standards may increase the chance that our intellectual property rights are infringed, which could increase our competition and reduce our revenues.

We participate in a number of organizations for the purpose of establishing standards in the evolving Web Services area. While we believe our participation benefits Commerce One by allowing us to influence standards in a way that is favorable for our technology, our participation also presents certain risks to the intellectual property rights in our technology. These risks include, but are not limited to, the fact that these organizations generally require participating companies to reveal certain aspects of their intellectual property and to provide a limited grant of intellectual property rights to other participating companies. Such requirements can increase the risk that our intellectual property rights will be infringed.

We may not have adequate back-up systems, and a disaster could damage our operations, reduce our revenues and lead to a loss of customers.

We do not have fully redundant systems for service at an alternate site. A disaster could severely harm our business because our service could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems at our facility in Santa Clara, California, which reside on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, acts of terrorism, telecommunications failures and similar events. In addition, our facilities in California could be subject to electrical blackouts if California faces another power shortage similar to that of 2001. Although we do have a backup generator, which would maintain critical operations, this generator could fail. We also have significantly reduced our workforce in a short period of time, which has placed different requirements on our systems and has caused us to lose personnel knowledgeable about our systems and which may make it more difficult to quickly resolve potential system disruptions. Disruptions in our internal business operations could harm our business by resulting in delays, disruption of our customers' business, loss of data, and loss of customer confidence.

Provisions of our charter documents and Delaware law could make it more difficult for a third party to acquire us even if the offer may be considered beneficial by our stockholders.

Our certificate of incorporation and bylaws contain provisions, which could make it harder for a third party to acquire us without the consent of our Board of Directors. Among other things, our Board of Directors has adopted a shareholder rights plan, or "poison pill," which would significantly dilute the ownership of a hostile acquirer. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the Board of Directors. We also have entered into agreements with some of our strategic investors that, to an extent, limit their ability to attempt to acquire us without board approval. In addition, certain features of our Series B Preferred Stock that could require an acquiror to give the holders of Series B Preferred Stock similar rights in the acquiror may make us less attractive to potential buyers. All of these provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by our stockholders.

Changes in accounting standards and in the way we charge for licenses could result in a reduction of the revenue we are able to recognize.

In October 1997, the American Institute of Certified Public Accountants issued its Statement of Position 97-2, "Software Revenue Recognition," and later amended its position by its Statement of Position 98-4 and Statement of Position 98-9. Based on our interpretation of the AICPA's position, we believe our current revenue recognition policies and practices are consistent with Statement of Position 97-2, Statement of Position 98-4 and Statement of Position 98-9. However, interpretations of these standards continue to be issued. Future interpretations could lead to unanticipated changes in our current revenue recognition practices, which could materially adversely affect our business, financial condition and operating results.

The Securities and Exchange Commission and the Financial Accounting Standards Board are also currently reviewing the accounting standards related to other areas. Any changes to these accounting standards, or the way these standards are interpreted or applied, could require us to change the way we account for any other aspects of our business in a manner that could adversely affect our reported financial results.

Recent Developments

Change in Auditors

On October 13, 2003, Ernst & Young LLP informed Commerce One that it intends to resign as Commerce One's independent accountant following the completion of its review of the Registrant's Form 10-Q for the Quarter ended September 30, 2003, which was filed on November 14, 2003. Ernst & Young has indicated that it intends to continue to assist Commerce One as appropriate with its pending filing with the Securities and Exchange Commission of this Registration Statement on Form S-3. Commerce One engaged BDO Seidman, LLP on December 10, 2003 to be Commerce One's new independent accountant and to audit its financial statements.

Settlement with Covisint

On December 30, 2003, we entered into a Settlement Agreement with Covisint, LLC pursuant to which Covisint paid us $4,650,000. As part of the agreement, the parties agreed to resolve an arbitration and a separate Michigan state court action that had been pending between the parties, and we granted a fully paid software license to Covisint for certain Commerce One software that Covisint has used in its operations. We previously had licensed that software to Covisint under an earlier license agreement, which will terminate as part of the settlement. Covisint paid us in full on or before January 2, 2004. Following a 92-day period (which commenced on January 2, 2004), and provided that certain bankruptcy events do not occur with respect to either party during that 92-day period, all litigation between the parties will be permanently dismissed, and the technology agreement that previously governed the relationship between Commerce One and Covisint will terminate.

Note and Warrant Financing

On December 31, 2003, we issued secured promissory notes in the aggregate principal amount of $5.0 million and warrants to purchase our common stock to ComVest Investment Partners II and DCC Ventures for an aggregate purchase price of $5,000,100. Of this amount, $1,000,020 was received on December 31, 2003. The remaining $4,000,080, recorded at December 31, 2003 as a short-term note receivable, was received on January 3, 2004. The notes bear interest at a rate varying from 6% to 10% over the term of the notes, are due on March 31, 2005 or sooner upon the occurrence of certain events of default or other events, and are secured by certain of our assets. The warrants, which have been fully exercised, were exercisable to purchase an aggregate of 2,568,494 shares of our common stock, at an exercise price of $.0001 per share, for a period of one year following the financing. Up to 513,699 shares of common stock underlying the warrants may be repurchased by us for $.0001 per share if we repay the Notes on or before April 30, 2004 and other conditions are met. Upon an event of default or upon a merger, sale or change of control of the Company, or the sale, transfer or disposition of all or substantially all of the Company's assets (other than the sale of the Company's SRM assets), the notes become convertible, subject to certain limitations, into shares of our common stock at a conversion price equal to 90% of the average closing bid price for the 5 trading days immediately following the later of the date of such event and the date of issuance of any press release announcing such event.

Following is a summary of the terms of the securities we issued to ComVest Investment Partners II and DCC Ventures and the related agreements. Our summary is not intended to describe the material terms of these securities but our summary is qualified by reference to the Note and Warrant Purchase Agreement, the Notes, the Warrants, the Security Agreement, the Pledge Agreement, the Guaranty, and the Registration Rights Agreement, each of which is filed as an exhibit to our Current Report on Form 8-K, filed on January 8, 2004, and incorporated by reference herein.

<u>Terms of the Notes</u>

Interest

- The Notes bear interest at a rate per annum as follows:

Months 1-3 of the Note	6% per annum
Months 4-6 of the Note	7% per annum
Months 7-9 of the Note	8% per annum
Months 10-12 of the Note	9% per annum
Months 13-15 of the Note	10% per annum

- Interest is payable quarterly in cash.

- If an event of default occurs and is continuing, the Notes bear interest of 12% per annum until such event of default has been cured.

Maturity

- The Notes are due on the earliest to occur of (i) March 31, 2005, (ii) such date that we merge or combine with another company or sell all or substantially all of our assets, (iii) the acquisition by a single entity, person or a "group" within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than fifty percent of our voting power or capital stock (on a fully-diluted basis), or (iv) one (1) business day before the date on which we repay all or substantially all amounts outstanding under a promissory note due February 22, 2005, payable to PeopleSoft.

Event of Default

- The Notes become due and payable upon an event of default which includes the following events:

  o Our failure to pay amounts due under the Notes on time;

  o A material breach by us of our representations and warranties or obligations under the agreements and documents governing the Notes;

  o Our liquidation or bankruptcy;

  o Our default on another instrument for borrowed money that (i) exceeds $50,000 if the lender declares the default and accelerates our payments or (ii) exceeds $300,000 if the lender declares the default and we are not actively disputing the default in good faith; and

  o Our agreement to pay in settlement of a legal proceeding $500,000 in a single instance or $1,110,000 in the aggregate, which payment is not covered by our insurance policies.

Conversion

- The Notes are not convertible unless we fail to pay such Notes in accordance with their terms upon maturity, upon an event of default or upon a merger, sale or change of control of the Company, or the sale, transfer or disposition of all or substantially all of the Company's assets (other than the sale of the Company's SRM assets).

- In such event, the holders of the Notes may convert their Notes into shares of our common stock equal to the number obtained by dividing the then-outstanding principal amount of such Notes, together with all accrued but unpaid interest thereon, by the conversion price (the "Conversion Shares"), subject to adjustment for stock splits, stock dividends, reclassifications and the like.

- The conversion price per share is equal to 90% of the average closing bid price for the 5 trading days immediately following the later of (i) the date of such conversion event and (ii) the date of issuance of any press release announcing such conversion event.

- Such conversion upon default is limited to the extent that the number of Warrant Shares and Conversion Shares issued to the holders of the Notes shall not exceed an aggregate of 6,653,840 shares of our common stock.

Prepayment

- The Notes may be prepaid, in whole or in part, at any time without penalty or premium, upon 10 days' prior written notice to each of the holders of the Notes.

- The Notes must be prepaid, in whole or in part, in the event that we sell the assets used as collateral for the Notes or we raise additional debt or equity financing.

Security Interest

- The Notes are secured by a first priority lien in certain assets related to our SRM business and certain promissory notes issued to us by eScout LLC in the aggregate principal amount of $2,000,182.

Registration of Shares of Common Stock for Resale

- The Notes and the Warrants were issued in a private placement without registration under the Securities Act of 1933, as amended. We have agreed to file with the SEC a registration statement to register the resale of the common stock issuable upon conversion of the Notes and the common stock issuable upon exercise of the Warrants. We are required to use reasonable best efforts to cause the registration statement to be declared effective by the SEC no later than April 30, 2004.

Amendment of Third Quarter 2003 Financial Statements

On February 5, 2004, we announced that we will amend our financial statements as of and for the three months ended September 30, 2003 to re-classify the warrants issued in connection with the Series B Preferred Financing completed in July 2003 as a liability, resulting in an increase in the amount of deemed dividends. This non-cash amendment will result in an increase in the net loss on a GAAP basis in the quarter ended September 30, 2003 from $24.4 million, or $0.77 per share, as previously reported, to $26.8 million or $0.84 per share. This change in classification has no impact on cash flows from operations, investing activities or financing activities. In future quarters, we will mark to market the warrant liability and record the charges in "Interest income and other, net."

Personnel Changes

On March 1, 2004 we announced several personnel changes at the company. On February 16, 2004, Wain Beard, formerly a sales executive at Sybase, Inc., joined Commerce One as Senior Vice President of

Worldwide Sales. Mr. Beard replaces Kip Quackenbush, who will assume the position of Senior Vice President, Channels. We also hired Ed Mueller as Senior Vice President of Marketing, effective March 1, 2004. Mr. Mueller replaces Narender Singh in this role, who has left Commerce One to pursue other opportunities. Prior to joining Commerce One, Mr. Mueller was an independent consultant and former executive and co-founder of ShortCycles, Inc. and db-Centric.

In addition, our Chief Financial Officer, Charles Boynton, recently notified us of his intention to resign his position to accept employment in Colorado. Currently, Mr. Boynton's expected departure date is approximately May 31, 2004. We have retained Todd Hagen, an Interim CFO, to replace Mr. Boynton. Our former Controller also departed the Company in the first quarter of 2004 to accept a position elsewhere and we have retained an Interim Controller to fill this role. We plan to conduct a search for permanent replacements for the CFO and Controller roles.

Amendment to Registration Rights Agreement

On March 14, 2004, we entered into a Consent and Amendment Agreement with BayStar to amend certain provisions of our Registration Rights Agreement covering the registration of the common stock issuable upon conversion of our Series B Preferred Stock and the common stock issuable upon exercise of BayStar's warrants (collectively the "Registrable Securities"). Under this agreement, in exchange for a cash payment of $200,000 on or before April 1, 2004 and issuance of approximately 500,000 shares of our common stock, BayStar agreed to extend the deadline by which this Registration Statement must be declared effective by the Securities and Exchange Commission by 90 days (to July 2, 2004). In addition, in exchange for such consideration, Baystar has agreed to waive the $5,000 per day penalties accrued thus far and up to and including July 4, 2004. If this Registration Statement is not declared effective on or before July 2, 2004, BayStar would have the right to redeem the Series B Preferred Stock for a price equal to the greater of 120% of the original purchase price of $10 million plus any accrued and unpaid dividends or the then current market value of the Series B Preferred Stock on an as-converted-to-common stock basis. We filed a registration statement on Form S-3 on April 5, 2003 to cover the resale of the 500,000 shares of our common stock that we issued to BayStar.

Noncompliance with Listing Requirements of Nasdaq National Market and Nasdaq SmallCap Market

Our common stock is currently listed on the Nasdaq National Market. As a result of the recent decline in our market capitalization, our negative stockholders' equity and history of losses, we do not currently meet the listing requirements of either the Nasdaq National Market or the Nasdaq SmallCap Market. Among other things, the Nasdaq National Market continued listing requirements require listed companies to maintain either stockholders' equity of at least $10 million or market capitalization of at least $50 million. For companies that are already listed on, or transfer to, the Nasdaq SmallCap Market, stockholders' equity of at least $2.5 million or market capitalization of at least $35 million is required. As of March 31, 2004, we had negative stockholders' equity of ($5.5) million and as of May 20, 2004 our market capitalization had dropped to approximately $30.4 million.

Although we have not yet received a deficiency notice from the Nasdaq National Market, we expect to in the near future. Upon receipt of Nasdaq's notice of deficiency, we will be afforded an opportunity to present the Nasdaq staff with a definitive plan to cure our current deficiencies. If the Nasdaq staff does not find our proposed plan to be sufficiently definitive, they will issue a notice of delisting. Under the Nasdaq rules, we would then have an opportunity to appeal the Nasdaq staff's delisting determination to a Nasdaq Listing Qualifications Panel. The Company's securities will remain listed during the pendency of our appeal to the Listing Qualifications Panel. We cannot estimate with certainty how long this process will take. Upon the completion of this process, we may be delisted from the Nasdaq National Market and be unable to list on the Nasdaq SmallCap Market.

We currently intend to seek to remain listed on the Nasdaq National Market and/or Nasdaq SmallCap Market. We plan to seek all appropriate "grace periods" and opportunities for appeal under the applicable rules to allow us time to again qualify under the applicable listing requirements. We also anticipate seeking additional financing to increase our stockholders' equity. It is also possible that our market capitalization will increase to a sufficient level in the future. There can be no assurance, however, that we will be able to raise additional financing, realize an increase in our market capitalization, or otherwise remain listed on either the Nasdaq National Market or Nasdaq SmallCap Market.

If we are delisted from the Nasdaq National Market and are unable to list on the Nasdaq SmallCap market, the holders of shares of Series B preferred stock will have the right to require us to redeem their stock. The aggregate redemption price of these shares, as of March 31, 2004 was $12,685,000. We do not currently have sufficient capital resources to redeem these shares. As a result, if the Series B preferred stockholders sought to redeem their shares, we would need to pursue various actions, such as seeking additional financing, selling some or all of our assets, dramatically reducing or discontinuing some or all of our operations, renegotiating the terms of the Series B preferred stock, or potentially filing for bankruptcy protection. We cannot assure you, however that we will be able to successfully be able to raise additional financing, renegotiate the terms of our preferred stock or successfully take the other actions described above. Further, even if we are able to redeem our Series B preferred stock, we may not have sufficient additional capital resources to continue our operations. If we do file for bankruptcy protection, there can be no assurance that we can effectively reorganize under Chapter 11 of the Bankruptcy Code or that we would be able to generate sufficient proceeds from a liquidation under Chapter 7 of the Bankruptcy Code to pay all of our creditors or provide any proceeds to our stockholders.

Delisting would also have other negative effects. Delisting would make our stock more difficult to trade, reduce its trading volume, and further depress our stock price. It could also weaken our ability to secure financing in the capital markets, which could materially impact our business operations and financial condition.

Use of Proceeds

We will not receive any proceeds from the sale by the selling securityholders of the shares offered by this prospectus, although we may receive up to approximately $6.0 million upon exercise of the warrants we issued to BayStar, ComVest and DCC Ventures.

Selling Securityholders

In private placements in 2000 and 2001, we sold an aggregate of 5,254,431 shares of our common stock to SAP AG. In addition to our equity relationship with SAP AG, we have had a commercial relationship with SAP since 2000 including a strategic alliance agreement pursuant to which we have derived license revenues, and other arrangements pursuant to which we have derived revenues for providing services. We also sold $10.0 million of our Series B Preferred Stock and warrants to BayStar in a private placement on July 10, 2003, which Series B Preferred Stock and warrants may be converted and exercised for up to 7,300,000 shares of our common stock. This prospectus relates to the potential resale from time to time of up to a total of 12,554,431 shares of our common stock by the selling securityholders identified in this prospectus. The shares are comprised of the following:

- 5,254,431 shares of outstanding common stock;

- 4,297,748 shares of common stock issuable upon conversion of the Series B Preferred Stock at a conversion price of $2.3268 per share;

- 2,209,945 shares of common stock issuable upon exercise of the warrants held by BayStar at an exercise price of $2.715 per share; and

- 792,307 shares of common stock that we may issue upon conversion of Series B Preferred Stock attributable to accrued dividends on the Series B Preferred Stock.

Pursuant to the terms of the July 10, 2003 financing, we filed a registration statement, of which this prospectus constitutes a part, in order to permit BayStar to resell to the public up to 7,300,000 shares of our common stock issuable in connection with that transaction. SAP AG also exercised its right to have the 5,254,431 shares our common stock issued in the 2000 and 2001 private placements included in this registration statement pursuant to the terms of our investor rights agreement with SAP AG.

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling securityholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The calculation of the shares beneficially owned does not take into account the limitation on more than 4.99% beneficial ownership contained in the terms of the Series B Preferred Stock and the warrants, and it does not take into account the limitations on SAP AG's ability to transfer shares contained in our standstill and stock restriction agreement with SAP AG. Pursuant to this agreement, SAP AG is generally prohibited from transferring more than 50% of its shares prior to June 28, 2004, and any transfers it may make are subject to certain limitations on open market sales and transfers to persons who after the transfer will hold in excess of 10% of Commerce One's voting power. The information in the table below is current as of April 15, 2004. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered. We have been informed by SAP AG that as of the date of this prospectus SAP AG does not have an intention to sell its shares of common stock. The following numbers may change because of adjustments to reflect stock splits, stock dividends or similar events involving our common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling securityholder.

Selling Securityholder	Shares Beneficially Owned Prior to Offering	Maximum Number of Shares That May Be Offered	Shares Beneficially Owned After Offering (4)	
			Number	Percent
BayStar Capital II, L.P. (1)	7,327,964 (2)	7,300,000 (3)	500,000	1.4%
SAP AG	5,831,481	5,254,431	577,050	1.6%

(1) BayStar Capital Management, LLC is the General Partner and investment advisor of BayStar Capital II, L.P., and exercises dispositive and voting power with respect to its shares. The managing members of BayStar Capital Management, LLC are Steve Derby, Lawrence Goldfarb, and Steven M. Lamar. Messrs. Derby, Goldfarb and Lamar disclaim beneficial ownership of the shares held by BayStar Capital II, L.P.

(2) Includes (i) 4,297,748 shares of common stock issuable upon conversion of the Series B Preferred Stock, (ii) 2,209,945 shares of common stock issuable upon exercise of warrants and (iii) 320,271 shares of common stock issuable upon conversion of Series B Preferred Stock attributable to dividends accrued from July 10, 2003 through 60 days after April 15, 2004 on the Series B Preferred Stock.

(3) The maximum number of shares that may be offered by BayStar Capital II, L.P. consists of (i) 4,297,748 shares of common stock issuable upon conversion of the Series B Preferred Stock, (ii) 2,209,945 shares of common stock issuable upon exercise of warrants and (iii) 792,307 shares of common stock that we may issue upon conversion of Series B Preferred Stock attributable to accrued dividends on the Series B Preferred Stock.

(4) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 36,661,038 shares of common stock outstanding as of April 15, 2004. We do not know when or in what amounts the selling securityholders may offer for sale the shares of common stock pursuant to this offering. The selling securityholders may choose not to sell any of the shares offered by this prospectus. Because the selling securityholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling securityholders will hold

after completion of the offering. For purposes of this table, we have assumed that the selling securityholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

Plan of Distribution

The shares covered by this prospectus may be offered and sold from time to time by the selling securityholders. For purposes of the following description, the term "selling securityholders" includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling securityholders. The selling securityholders will act independently of Commerce One in making decisions with respect to the timing, manner and size of each sale. The selling securityholders may sell the shares at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution:

- a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

- on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

- ordinary brokerage transactions and transactions in which the broker solicits purchasers;

- in privately negotiated transactions;

- through the settlement of short sales;

- broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

To the extent required, this prospectus will be amended and supplemented from time to time to describe a specific plan of distribution or to provide information regarding pledgees, donees, transferees or other successors.

In connection with distributions of the shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the shares short and redeliver the shares to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares, which shares such broker-dealer or other financial institution may resell or otherwise transfer pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge the shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling securityholders and/or purchasers of the shares (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling securityholders. Broker-dealers may agree with the selling securityholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling securityholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling securityholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above. Such broker-dealers and any other participating broker-dealers or the selling securityholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

To comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Each selling securityholder and each person involved in a distribution of the shares will be subject to applicable provisions of the Exchange Act and the associated rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock as well as market making activities with respect to our shares. Commerce One will make copies of this prospectus available to the selling securityholders and have informed them of the need for delivery of copies of this prospectus to purchasers. Commerce One assumes no obligation to so deliver copies of this prospectus or any related prospectus supplement.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

BayStar will be responsible for any fees, disbursements and expenses of any counsel for BayStar in excess of $10,000 incurred in connection with this registration statement. All other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of counsel for Commerce One will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Commerce One will indemnify the selling securityholders against claims arising out of any untrue statement of a material fact contained in this registration statement or any omission to state therein a material fact necessary in order to make the statement made therein not misleading.

Commerce One has undertaken to BayStar to keep a registration statement, of which this prospectus constitutes a part, effective until the earlier of (i) the date on which the selling securityholders can sell all of the shares covered by this prospectus without limitation under Rule 144(k) of the Securities Act or (ii) the date on which BayStar has sold all of its shares covered by this prospectus. In the event the effectiveness of our registration statement lapses during the time we are obligated to keep it effective, then we are required (subject to limited grace periods) to pay damages to the selling securityholders at a rate of one and a half percent (1.5%) of the purchase price of the Series B Preferred Stock per each 30-day period in which the registration statement is not effective.

Information Regarding Forward-Looking Statements

In addition to the other information contained in this prospectus, investors should carefully consider the risk factors disclosed in this prospectus in evaluating an investment in our common stock. This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including our efforts to remain listed on either the Nasdaq National Market or Nasdaq SmallCap Market; our management's intention to seek additional financing or renegotiate the terms of our Series B preferred stock; management's belief that our available cash resources will be sufficient to finance our expected operating losses and working capital requirements through the 2004 calendar year; our expectations regarding our cash needs beyond 2004 and through June 30, 2005; our expectations that our dedicated sales efforts and product development efforts will increase license and services revenues relating to our Conductor platform and our SRM applications and that such increases will allow us to maintain our viability and assist in funding our operations through June 30, 2005; the expected decrease in cash expenditures as a result of, among other things, our expense reduction efforts; the expected growth of our business and related matters; the development and expected growth of a market for the Commerce One Conductor™ platform; the expectation that the Company will not sell and will retain the Supplier Relationship Management (SRM) assets; the benefits of our product offerings, including but not limited to statements regarding the ability of our products to provide efficiencies and cost savings associated with automating business processes; the ability of our Commerce One Conductor™ platform to integrate effectively with third party software applications; our ability to compete favorably with our competitors; the necessity of investing in product development for future success; the expectation that product development, sales, marketing, and administrative expenses will decrease in future periods; the potential benefits and/or gains associated with our restructuring efforts and divestitures; the potential benefits associated with outsourcing certain development work related to our products; the expected outcome of certain litigation and other disputes; the extent and timing of our expected restructuring charges; the expected impact of various accounting rules and pronouncements; statements regarding SAP AG's current intentions regarding the sale of its shares; and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can also be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein and in such incorporated documents are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and Commerce One assumes no obligation to update any such forward-looking statement or reason why actual results might differ, except as otherwise required by law.

Legal Matters

The validity of the issuance of the shares of common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

Experts

The financial statements and schedule as of and for the year ended December 31, 2003 included in our Annual Report on Form 10-K/A Amendment No. 2 for the year ended December 31, 2003, which is incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule for the two years ended December 31, 2002 included in our Annual Report on Form 10-K/A Amendment No. 2 for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We are subject to the information requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Commerce One and other registrants that file electronically with the SEC. Our common stock is listed on The Nasdaq National Market System and such reports, proxy statements and other information concerning Commerce One may also be inspected at the offices of The Nasdaq Stock Market, Inc. 1735 K Street, N.W., Washington, D.C. 20016-1506.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is complete:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed March 19, 2004, as amended on March 29, 2004 and May 21, 2004;

- Our Current Report on Form 8-K, filed January 6, 2004;

- Our Current Report on Form 8-K, filed January 8, 2004;

- Our Current Report on Form 8-K, filed February 5, 2004;

- Our Current Report on Form 8-K, filed March 1, 2004;

- Our Current Report on Form 8-K, filed March 16, 2004;

- Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

- Our Current Report on Form 8-K, filed May 21, 2004; and

- The descriptions of our common stock and our preferred share purchase rights which are contained in our Registration Statement on Form 8-A filed on July 11, 2001 pursuant to Section 12 of the Exchange Act, and any description of any of our securities which is contained in any registration statement filed after the date hereof under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

You may also request a copy of these filings, at no cost by writing or telephoning us at the following address:

Commerce One, Inc.
General Counsel
One Market, Steuart Tower, Suite 1300
San Francisco, CA 94105
(415) 644-8700

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Commerce One in connection with the registration of the resale of common stock. All amounts are estimates except the SEC registration fee.

	Amount to be Paid
SEC registration fees	$ 2,148
Legal fees and expenses	50,000
Accounting fees and expenses	50,000
Miscellaneous fees and expenses	2,852
Total	$ 105,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. The Ninth Article of our Restated Certificate of Incorporation provides that we shall indemnify of our directors to the fullest extent permissible under Delaware General Corporation Law, and it authorizes us to indemnify our officers and our employees to the fullest extent permissible under Delaware General Corporation Law. Article VI of our Bylaws provides that we shall indemnify our directors and officers to the maximum extent permissible under Delaware General Corporation Law, and it provides that we may indemnify employees and agents acting on our behalf.

We have entered into indemnification agreements with our directors, executive officers and certain other officers, in addition to indemnification provided for in the our Bylaws, and intend to enter into indemnification agreements with any new directors, executive officers and certain other officers in the future.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

Exhibit Number	
4.1(1)	Specimen Common Stock Certificate.
4.2(2)	Amended and Restated Preferred Stock Rights Agreement, dated December 31, 2003, by and between Commerce One, Inc. and EquiServe Trust Company, NA.
4.3(3)	Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1(3)	Registration Rights Agreement, dated July 10, 2003, by and between Commerce One, Inc. and BayStar Capital II, L.P.
10.2(3)	Securities Purchase Agreement, dated July 10, 2003, by and between Commerce One, Inc. and BayStar Capital II, L.P.
10.3(3)	Warrant to Purchase Common Stock, dated July 10, 2003.
10.4(4)	Amended and Restated Standstill and Stock Restriction Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
10.5(4)	Investor Rights Agreement by and between Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
10.6(5)	Covisint Settlement Agreement.
10.7(5)	Covisint Master Software License Agreement (and related schedules).
10.8(6)	Consent and Amendment Agreement, dated March 14, 2004, by and between Commerce One, Inc. and BayStar Capital II, L.P.
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of Ernst & Young LLP.
23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1).
24.1*	Power of Attorney.

(1) Incorporated by reference to Commerce One's Form 8-A (File No. 000-32979) filed on July 11, 2001.
(2) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-32979), filed on January 8, 2004.
(3) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 000-32979), filed on July 11, 2003.
(4) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-58558), filed on July 10, 2001.
(5) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-32979), filed on January 6, 2004.
(6) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-32979), filed on March 14, 2004.
* Previously filed.

ITEM 17. UNDERTAKINGS

(a)   We undertake:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on May 21, 2004.

COMMERCE ONE, INC.

By: /s/ Mark B. Hoffman
             Mark B. Hoffman
             Chairman of the Board and
             Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark B. Hoffman Mark B. Hoffman	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 21, 2004
/s/ Charles Boynton Charles Boynton	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 21, 2004
* Jack Acosta	Director	May 21, 2004
* John V. Balen	Director	May 21, 2004
* Kenneth C. Gardner	Director	May 21, 2004
* Irv Lichtenwald	Director	May 21, 2004
* Toshimune Okihara	Director	May 21, 2004
* Stewart Schuster	Director	May 21, 2004
* Alex Vieux	Director	May 21, 2004

*By: /s/ Charles Boynton
       Charles Boynton, Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	
4.1(1)	Specimen Common Stock Certificate.
4.2(2)	Amended and Restated Preferred Stock Rights Agreement, dated December 31, 2003, by and between Commerce One, Inc. and EquiServe Trust Company, NA.
4.3(3)	Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1(3)	Registration Rights Agreement, dated July 10, 2003, by and between Commerce One, Inc. and BayStar Capital II, L.P.
10.2(3)	Securities Purchase Agreement, dated July 10, 2003, by and between Commerce One, Inc. and BayStar Capital II, L.P.
10.3(3)	Warrant to Purchase Common Stock, dated July 10, 2003.
10.4(4)	Amended and Restated Standstill and Stock Restriction Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
10.5(4)	Investor Rights Agreement by and between Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG dated June 28, 2001.
10.6(5)	Covisint Settlement Agreement.
10.7(5)	Covisint Master Software License Agreement (and related schedules).
10.8(6)	Consent and Amendment Agreement, dated March 14, 2004, by and between Commerce One, Inc. and BayStar Capital II, L.P.
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of Ernst & Young LLP.
23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1).
24.1*	Power of Attorney.

(1) Incorporated by reference to Commerce One's Form 8-A (File No. 000-32979) filed on July 11, 2001.
(2) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-32979), filed on January 8, 2004.
(3) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 000-32979), filed on July 11, 2003.
(4) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-58558), filed on July 10, 2001.
(5) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-32979), filed on January 6, 2004.
(6) Incorporated by reference to Commerce One's Current Report on Form 8-K (File No. 333-32979), filed on March 14, 2004.
* Previously filed.